Weatherford International public limited company

Weststrasse 1, 6340 Baar

Switzerland, CH 6340

May 9, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall, Assistant Director
Office of Natural Resources

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-216034) of Weatherford International plc

Dear Mr. Schwall:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Weatherford International plc, on its own behalf and on behalf of the other registrants of the above-captioned Registration Statement (the “Registrants”), respectfully requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 3:00 p.m., Eastern Time, on May 11, 2017, or as soon as practicable thereafter.

The Registrants hereby acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact John Greer of Latham & Watkins LLP at (713) 546-7472. Thank you for your assistance and cooperation in this matter.

Very truly yours,

WEATHERFORD INTERNATIONAL PLC

By:	/s/ Christoph Bausch
Christoph Bausch
Executive Vice President and Chief Financial Officer

cc:	Anuja Majmudar, Securities and Exchange Commission
John M. Greer, Latham & Watkins LLP